Exhibit 12.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2012	2011	2010	2009	2008

Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,703	$1,362	$1,394	$503	$1,364

Fixed charges as defined	418	361	385	392	343

Capitalized interest	—	—	—	—	—

Total earnings, as defined	$2,121	$1,723	$1,779	$895	$1,707

Fixed charges, as defined:
Interest charges	$404	$346	$368	$376	$330
Rental interest factor	14	15	17	16	13

Total fixed charges, as defined	$418	$361	$385	$392	$343

Ratio of Earnings to Fixed Charges	5.07	4.77	4.62	2.28	4.98